Syneron Settles U.S. Patent Infringement Lawsuit with EndyMed and Eclipse Aesthetics

YOKNEAM, Israel, Feb. 21, 2013 /PRNewswire/ -- Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company announced today, jointly with EndyMed Medical Ltd. and Eclipse Aesthetics, that Syneron has dismissed its United States patent infringement lawsuit against EndyMed and Eclipse Aesthetics relating to EndyMed's Fractional Skin Resurfacing Products. EndyMed and its United States distributor, Eclipse Aesthetics, agreed to immediately stop selling EndyMed's Fractional Skin Resurfacing Products in the United States but may continue to service and support previously purchased products and supply replacement electrodes for them.

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About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

CONTACT: Syneron: Hugo Goldman, Chief Financial Officer, +1-866-259-6661, hugo.goldman@syneron.com